UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-29667

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: People's Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

850 Main Street 2nd floor
(No. and Street)

Bridgeport	CT	06604-0031
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bruce T McElwee (203) 338-4929
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

677 Washington Boulevard	Stamford	CT	06901
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☑ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Bruce T McElwee _____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
People's Securities Inc. _____ , as
of December, 31 _____ , 20 19 ___ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____


Signature

Treasurer _____
Title


Notary Public

This report ** contains (check all applicable boxes):
- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SUBSCRIBED AND SWORN TO BEFORE ME, A
NOTARY PUBLIC, IN AND FOR COUNTY OF
Fairfield AND STATE OF CONNECTICUT, THIS
2nd DAY OF March 20 20


NOTARY PUBLIC
MY COMMISSION EXPIRES 6/30/2024

PEOPLE'S SECURITIES, INC.

(A Wholly-Owned Subsidiary of People's United Bank, National Association)

Statement of Financial Condition

December 31, 2019

(With Report of Independent Registered Public Accounting Firm)

PEOPLE'S SECURITIES, INC.
(A Wholly-Owned Subsidiary of People's United Bank, National Association)

Table of Contents

Page

Financial Statements



KPMG LLP
677 Washington Boulevard
Stamford, CT 06901

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors
People's Securities, Inc.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of People's Securities, Inc. (the Company) as of December 31, 2019, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 1986.

Stamford, Connecticut
March 2, 2020

PEOPLE'S SECURITIES, INC.

(A Wholly-Owned Subsidiary of People's United Bank, National Association)

Statement of Financial Condition

December 31, 2019

Assets

Cash and cash equivalents (note 3)	$	8,544,968
Cash segregated under federal regulations (note 3)		1,500,850
Securities segregated under federal regulations, at fair value (notes 3 and 4)		7,130,346
Receivables from clearing organizations (note 3)		1,243,650
Receivables from customers (note 5)		379
Commission and fees receivable		2,236,657
Other assets		938,381
Total assets	$	21,595,231

Liabilities and Stockholder's Equity

Liabilities:		
Payables to customers (note 5)	$	273,804
Due to People's United Bank, National Association		4,218,771
Income tax payable due to People's United Bank, National Association (note 6)		73,948
Total liabilities		4,566,523
Stockholder's equity (notes 7, 8 and 9):		
Common stock without par value; authorized 5,000 shares;		
100 shares issued and outstanding		500,000
Additional paid-in capital		18,740,339
Retained earnings		(2,211,631)
Total stockholder's equity		17,028,708
Total liabilities and stockholder's equity	$	21,595,231

See accompanying notes to financial statement.

(1) **Organization and Nature of Business**

People's Securities, Inc. (the Company) is a brokerage firm and a wholly-owned subsidiary of People's United Bank, National Association (People's United). The Company is registered as a broker-dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934, and is a registered investment advisor with the Securities and Exchange Commission (the SEC). The Company is subject to regulation and oversight by the SEC and the Financial Industry Regulatory Authority, Inc. (FINRA).

The Company is registered in all 50 states, the District of Columbia and Puerto Rico. It offers brokerage and insurance services through the People's United's branch network consisting of approximately 450 branches located throughout New England and southeastern New York. Revenues are primarily earned from fees collected from customers. These fees and commissions are primarily associated with buying and selling of securities, including mutual funds, managed asset allocation portfolios, insurance and annuities.

On September 23, 2019, the Company converted its back-office operations from a self-clearing model and began clearing transactions through National Financial Services LLC (NFS) on a fully disclosed basis as an introducing broker-dealer. The conversion resulted in the transfer of the Company's customer assets, including free credits and margin debits, from the Company's books to NFS. As of December 31, 2019, the Company is still responsible for clearing transactions on behalf of those customers who did not convert to NFS. Resolution of those remaining customer accounts is expected in the first quarter of 2020.

(2) **Summary of Significant Accounting Policies**

(a) *Basis of Financial Statement Presentation*

The financial statements have been prepared in conformity with U.S. generally accepted accounting principles (GAAP). In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could differ from those estimates.

(b) *Cash, Cash Equivalents and Restricted Cash*

Cash, cash equivalents and restricted cash include highly liquid instruments (such as money market mutual funds) and cash segregated in a special reserve account under federal regulations. Cash equivalents in the form of money market mutual funds are carried at fair value.

(c) *Securities*

All of the Company's securities, including securities segregated under federal regulations, are reported at fair value on trade date. Net unrealized and realized gains and losses on securities are included as revenue in the Statement of Income.

(Continued)

(d)   *Revenue Recognition*

The Company earns revenue from a variety of sources. For revenue streams other than (i) interest income and (ii) other revenues associated with financial assets and financial liabilities, including securities, the Company generally applies the following steps with respect to revenue recognition:

(i) identify the contract; (ii) identify the performance obligation; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligation; and (v) recognize revenue when the performance obligation is satisfied. The Company's contracts with customers are generally short-term in nature, typically due within one year or less, or cancellable by the Company or the customer upon a short notice period. Performance obligations for customer contracts are generally satisfied at a single point in time, typically when the transaction is complete, or over time. For performance obligations satisfied over time, the value of the products/services transferred to the customer are evaluated to determine when, and to what degree, performance obligations have been satisfied. Payments from customers are typically received, and revenue recognized, concurrent with the satisfaction of our performance obligations. In most cases, this occurs within a single financial reporting period. For payments received in advance of the satisfaction of our performance obligations, revenue recognition is deferred until such time the performance obligations have been satisfied. In cases where a payment has not been received despite satisfaction of our performance obligations, an estimate of the amount due is accrued in the period our performance obligations have been satisfied.

Investment Advisory Fees

The Company's performance obligation for investment advisory services is generally satisfied, and the related revenue recognized, over the period in which the services are provided.

Sale of Investment Company Shares

The Company generates two types of commission revenues: sales-based commissions and trailing commissions. Sales-based commission revenues, which occur when customers purchase mutual funds and variable annuity investment products, primarily represent gross commissions generated by the Company's financial advisors. The levels of sales-based commission revenues can vary from period to period based on the overall economic environment, number of trading days in the reporting period, and customers' investment activity. The revenue is primarily recognized at the time of sale as the performance obligation for mutual fund and variable annuity sales is satisfied upon sale of the underlying investment.

Mutual fund and variable annuity trailer fees are recurring in nature and recognized when received as it is contingent upon the customer retaining their invested assets with the third-party mutual fund company or insurance carrier.

Sale of Fixed Annuities and Insurance

The Company recognizes revenue at a point in time as the performance obligation for fixed annuities and insurance is satisfied upon sale.

Securities Commissions

The Company recognizes transactional commission revenues and expenses at the time of transaction execution.

(e) **New Accounting Standards**

Standard effective in 2019

Accounting for Leases

In February 2016, the FASB amended its standards requiring lessees to recognize most leases on-balance sheet. Lessor accounting will remain substantially the same, but this amendment contains changes intended to align lessor accounting with the lessee accounting model. It replaces most existing lease accounting guidance and requires expanded quantitative and qualitative disclosures for both lessees and lessors. The Company adopted this amendment on January 1, 2019, and it did not have a material impact on the Company's Financial Statements.

Standard effective in 2020

Financial Instruments - Credit losses

In June 2016, the FASB amended its standards with respect to certain aspects of measurement, recognition and disclosure of credit losses on financial instruments carried at amortized cost. The Company will adopt this amendment on January 1, 2020. Due to the short-term nature of the Company's receivables, which inherently have minimal non-payment risk, adoption of this standard will not have a material impact on the Company's Financial Statements.

(3) **Cash, Cash Equivalents, Receivables and Securities**

Pursuant to Rule 15c3-3 of the SEC, the Company is required to maintain a segregated special reserve bank account for the exclusive benefit of its customers. In accordance with these requirements, the Company maintained an account at Citibank N.A. with a total balance of $1,500,850 in cash and $7,130,346 in securities (at fair value) at December 31, 2019. The securities consisted of U.S. Treasury Notes.

Additional funds are invested in cash management accounts administered by People's United and others that are reinvested daily in money market mutual funds.

(Continued)

The components of cash, cash equivalents and restricted cash at December 31, 2019 are as follows:

Money market mutual funds at Federated Investors	$ 5,687,916
Cash balances at Citibank N.A.	3,541,481
Cash balances at People's United	816,421
Total cash, cash equivalents and restricted cash	$ 10,045,818

Per agreements with National Securities Clearing Corporation (NSCC), NFS and Depository Trust Co. (DTC), the Company is required to maintain daily margin deposit balances for customer transactions based on trading activity levels. Restricted receivable balances included in receivables from clearing organizations in the Statement of Financial Condition at December 31, 2019 includes the following:

Clearing Agent	Balance	Restricted
NSCC	$ 801,000	$ 100,000
NFS	119,860	100,000
DTC	10,000	10,000
Total	$ 930,860	$ 210,000

(4) Fair Value Measurements

At December 31, 2019, all of the Company's securities and cash equivalents are reported at fair value. Accounting standards for fair value measurements define fair value, provide a framework for measuring fair value, and establish related disclosure requirements. Broadly, fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. Accordingly, an "exit price" approach is required in determining fair value. In support of this principle, a fair value hierarchy has been established that prioritizes the inputs used to measure fair value, requiring entities to maximize the use of market or observable inputs (as more reliable measures) and minimize the use of unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs generally require significant management judgment. The fair value measurement level within the hierarchy is determined based on the lowest level of any input that is significant to the fair value measurement. The three levels within the fair value hierarchy are as follows:

- Level 1 – Unadjusted quoted market prices for identical assets or liabilities in active markets that the entity has the ability to access at the measurement date (such as active exchange-traded equity securities and certain U.S. and government agency debt securities).

- Level 2 – Observable inputs other than quoted prices included in Level 1, such as:

  - quoted prices for similar assets or liabilities in active markets (such as U.S. agency);

  - quoted prices for identical or similar assets or liabilities in less active markets (such as certain U.S. and government agency debt securities, and corporate and municipal debt securities that trade infrequently); and

  - other inputs that (i) are observable for substantially the full term of the asset or liability (such as interest rates, yield curves, prepayment speeds, default rates, etc.) or (ii) can be corroborated by observable market data.

- Level 3 – Valuation techniques that require unobservable inputs that are supported by little or no market activity and are significant to the fair value measurement of the asset or liability (such as pricing models, discounted cash flow methodologies and similar techniques that typically reflect management's own estimates of the assumptions a market participant would use in pricing the asset or liability).

When available, the Company uses quoted market prices for identical securities received from an independent, nationally recognized, third-party pricing service to determine the fair value of securities such as U.S. Treasury securities that are included in Level 1. Shares in money market mutual funds that are included in Level 1 are measured at the net asset value per share as reported in the active market on which the fund is traded. There are no restrictions on the redemption of these shares and the Company is not contractually obligated to further invest in the funds.

The following table summarizes the Company's assets measured at fair value on a recurring basis at December 31, 2019:

	Fair value measurements using			
	Level 1	Level 2	Level 3	Total
Securities (US Treasuries)	$ 7,130,346	$ -	$ -	$ 7,130,346
Money market mutual funds	5,687,916	-	-	5,687,916
Total	$ 12,818,262	$ -	$ -	$ 12,818,262

(5) Customer Transactions

As of December 31, 2019, the Company is still responsible for clearing transactions on behalf of those customers who did not convert to NFS. The Company's activities involve the execution, clearing, settlement and financing of those customers' securities transactions, which are transacted on a cash account.

Prior to transfer, customer receivables and payables included amounts due on margin transactions and cash on customer deposits, respectively, and generally represented interest bearing balances. Interest rates on receivables were set between 2.0% and 5.0% over the current broker call rate which ranged from 4.25% to 3.50% during the year. Interest rates on payables are currently at 5 basis points.

(6) Related Party Transactions

The Company's financial statements reflect allocations of certain occupancy, equipment and personnel-related expenses that are paid on its behalf by People's United and reimbursed by the Company. Personnel-related allocations include salaries and costs attributable to the employees of the Company participating in the pension and other benefit plans sponsored by People's United. In the opinion of management, the expenses allocated to the Company approximate the actual costs incurred.

During 2019, the Company paid special cash dividends totaling $20,000,000 to People's United.

The Company is included in the consolidated federal and combined state income tax returns filed by People's United Financial, Inc. (the parent of People's United). For federal income tax purposes, People's United Financial, Inc. charges or credits the Company for the portion of the consolidated income tax expense or benefit attributable to the Company's stand-alone operations, based on income for financial reporting purposes. For combined state income tax returns, the Company is allocated its share of the total current tax liability. People's United Financial, Inc. is currently under examination by the Internal Revenue Service and certain state taxing authorities but is no longer subject to federal or state income tax examinations through 2013. As of December 31, 2019, the Company does not have any unrecognized tax positions and accordingly, no reserve for uncertain tax positions. At December 31, 2019, the Company's taxes payable to People's United totaled $73,948.

The Company also files separate returns in various states. The Company is not currently subject to or under examination by any state taxing authorities. The Company has no liability for unrecognized income tax benefits related to uncertain tax positions.

At December 31, 2019, the Company had no deferred tax assets or liabilities and no liability for unrecognized tax benefits associated with uncertain tax positions.

(7) Stock-Based Compensation

Stock-based compensation costs are measured based on the grant date fair value and are recognized as expense over the requisite service period. The obligation for this expense was assumed by People's United and, therefore, was recognized by the Company as a credit to additional paid-in capital.

(8) Net Capital Requirement

As a registered broker and dealer in securities, the Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-l), which requires the maintenance of minimum net capital. As permitted by Rule 15c3-l, the Company has elected to compute its net capital requirement at December 31, 2019 using the alternative method. This method requires the maintenance of minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined.

At December 31, 2019, the Company had net capital of $13,624,628, which was more than 100% of aggregate debit balances and $13,374,628 in excess of its required minimum net capital.

(Continued)

(9) Commitments & Contingencies

As of March 2, 2020, the Company has no arbitrations, lawsuits or other contingencies pending.

(10) Subsequent Events

The Company has evaluated subsequent events through March 2, 2020, the date these financial statements were issued, and has determined there were no such events that require adjustment to or disclosure in the financial statements.